Filed by Iron Spark I Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934,

as amended

Subject Company: Iron Spark I Inc. (SEC File No.: 001-40467)

Date: April 7, 2022

HYPEBEAST To Be Publicly Traded on NASDAQ Through SPAC Merger With Iron Spark

Investors include Tom Brady, Naomi Osaka, Kevin Durant, Tony Hawk, Jonah Hill, Adam Levine, and more.

On April 3, HYPEBEAST (HKSE:0150.HK -2.73%) Ltd. announced a merger with special purpose acquisition company Iron Spark I Inc. which, upon anticipated closing, will make HYPEBEAST a publicly-traded company on NASDAQ. The SPAC deal is anchored by private investment in public equity from cultural icons and visionaries that include Tom Brady, Naomi Osaka, Kevin Durant, Rich Kleiman, Tony Hawk, Joe Gebbia, Jonah Hill, Adam Levine, and more.

Founded in 2005, HYPEBEAST has grown from a sneaker blog into a leading global brand for contemporary lifestyle and culture, which not only includes digital media, but also an e-commerce platform HBX. Since 2016, HYPEBEAST has been listed on the Hong Kong Stock Exchange under the stock code 0150.HK, and is expected to be dual-listed on NASDAQ under the ticker symbol $HYPE in the third quarter of 2022.

“For more than 15 years, we’ve been on a mission to share the most authentic aspects of culture all around the globe.” says Kevin Ma, CEO of HYPEBEAST. “Partnering with Iron Spark and entering the public markets in the US will propel us to the next level. With access to new capital and talent, we will expand our universe of content, commerce, and experiences in a way that strengthens our business and community.”

To which, Joshua Speak, CEO of Iron Spark, responded: “I’m incredibly excited to be partnering with Kevin and his team to bring HYPEBEAST to the next level through this transaction. Even after 15 years since I first stumbled upon Kevin’s then sneaker blog, HYPEBEAST still brings me joy. The brand holds a commanding seat at the intersection of culture, commerce, and technology and represents a growing cultural movement that inspires people worldwide. I can’t wait to help them seize the enormous growth opportunity in front of them.”

For more information on the SPAC merger, please visit the HYPEBEAST Ltd. website.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed business combination, Hypebeast intends to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement and a preliminary prospectus of Iron Spark, and after the registration statement is declared effective, Iron Spark will mail a definitive proxy statement/prospectus/consent solicitation statement relating to the proposed business combination to its stockholders and Hypebeast’ shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Iron Spark’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus/consent solicitation statement and the amendments thereto and the definitive proxy statement/prospectus/consent solicitation statement and other documents filed in connection with the proposed business combination, as these materials will contain important information about Hypebeast, Iron Spark and the proposed business combination. When available, the definitive proxy statement/prospectus/consent solicitation statement and other relevant materials for the proposed business combination will be mailed to stockholders of Iron Spark as of a record date to be established for voting on the proposed business combination. Such stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus/consent solicitation statement, the definitive proxy statement/prospectus/consent solicitation statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Iron Spark I Inc., 125 N Cache St Jackson, Wyoming 83001, Attention: Olivia Defechereux Dejah.

Participants in the Solicitation

Iron Spark and Hypebeast and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Iron Spark’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Iron Spark’s stockholders in connection with the proposed business combination will be set forth in Hypebeast’s registration statement on Form F-4, including a proxy statement/prospectus/consent solicitation statement, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Iron Spark’s directors and officers in Iron Spark’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC by Hypebeast, which will include the proxy statement / prospectus/consent solicitation statement of Iron Spark for the proposed transaction.

Forward Looking Statements

This communication may contain forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Iron Spark and Hypebeast. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of Hypebeast’s business plans including its plans to expand, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed transaction, any benefits of Hypebeast’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction are also forward looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Iron Spark and Hypebeast believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Iron Spark and Hypebeast caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Hypebeast with the SEC and other documents filed by Iron Spark or Hypebeast from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Iron Spark nor Hypebeast can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Iron Spark’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Iron Spark’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the final prospectus for Iron Spark’s initial public offering filed with the SEC on June 10, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Iron Spark or Hypebeast presently know or that Iron Spark and Hypebeast currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Iron Spark, Hypebeast, their respective directors, officers or employees or any other person that Iron Spark and Hypebeast will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Iron Spark and Hypebeast as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Iron Spark and Hypebeast may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Iron Spark or Hypebeast as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Iron Spark or Hypebeast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.